Exhibit H-1

Filings Under the Public Utility Holding Company Act of
1935, as amended (“Act”)

SECURITIES AND EXCHANGE COMMISSION

March __ , 2005

     Notice is hereby given that the following filing(s) has/have been made with the Securities and Exchange Commission (the “Commission”) pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission’s Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by                 , 2005, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609 and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After                 , 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

     Exelon Corporation, a registered holding company under the Act (“Exelon”), and Public Service Enterprise Group Incorporated (“PSEG”), an electric and gas utility holding company that claims exemption from registration pursuant to Rule 2 under Section 3(a)(1) of the Act, on behalf of certain of their respective subsidiaries (collectively, the “Applicants”), have filed an application/declaration (the “Application”) for the purpose of obtaining approval to engage in various transactions related to the merger of Exelon and PSEG.

     On December 20, 2004, Exelon and PSEG entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, PSEG will merge into Exelon (the “Merger”), thereby ending the separate corporate existence of PSEG. Each PSEG shareholder will be entitled to receive 1.225 shares of Exelon common stock for each PSEG share held and cash in lieu of any fraction of an Exelon share that a PSEG shareholder would have otherwise been entitled to receive. Exelon common stock will be unaffected by the Merger, with each issued and outstanding share remaining outstanding following the Merger as a share in the surviving company. Upon completion of the Merger, Exelon will change its name to Exelon Electric & Gas Corporation.1

[1]	As appropriate in the context, the term “Exelon” refers variously to Exelon Corporation pre-Merger and to Exelon Electric & Gas Corporation post-Merger.

Exhibit H-1

     As the surviving company in the Merger, Exelon will remain the ultimate corporate parent of PECO Energy Company (“PECO”) and Commonwealth Edison Company (“ComEd”) and the other Exelon subsidiaries and become the ultimate corporate parent of Public Service Electric and Gas Company (“PSE&G”), a public-utility company under the Act, and the other PSEG subsidiaries.

     Exelon will continue to be a registered public utility holding company under the Act, and ComEd, PECO and PSE&G will continue to be operating franchised utility companies. Exelon will remain headquartered in Chicago, but will also have energy trading and nuclear headquarters in southeastern Pennsylvania and generation headquarters in Newark, New Jersey. PSE&G will remain headquartered in Newark. PECO will remain headquartered in Philadelphia and ComEd will remain headquartered in Chicago.

     The Merger is subject to a number of usual and customary conditions precedent, including receipt by the parties of required state and federal regulatory approvals and filing of pre-merger notification statements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration or termination of the statutory waiting period thereunder. The boards of directors of Exelon and PSEG have approved the proposed Merger, which will also require approval of the issuance of shares of common stock by Exelon required by the Merger Agreement by the shareholders of Exelon and approval of the Merger by the shareholders of PSEG. In a separate application in File No. 70-10291, Exelon is seeking approval for solicitation of proxies in connection with the Merger and certain employee and director plan changes and to amend its Amended and Restated Articles of Incorporation to increase its shares of authorized common stock to 2,000,000,000.

     In addition to the changes resulting from the Merger Agreement, the Applicants intend to revise their corporate structure (the “Exelon Generation Restructuring”). Although their plans are not yet completely finalized, the Applicants currently propose to implement the following changes, subject to approval, as required, by the Commission. After obtaining necessary approvals and third party consents, PSEG Power LLC and its direct subsidiaries, PSEG Nuclear LLC, PSEG Fossil LLC and PSEG Energy Resources & Trade LLC, will all cease to exist as separate entities and will become part of Exelon Generation Company, LLC (“Exelon Generation”). The business functions of each of these former PSEG entities will become a part of the respective Exelon Generation business unit. It is anticipated that the subsidiaries owned by these PSEG entities will be retained as direct subsidiaries of Exelon Generation.

     Also in connection with the Merger, PSE&G will become a direct subsidiary of Exelon Energy Delivery Company, LLC. The current subsidiaries of PSE&G will remain intact. PSEG Energy Holdings LLC (“PSEG Holdings”) will become a subsidiary of Exelon, as the successor to PSEG. The current subsidiaries of PSEG Holdings will remain intact. PSEG Services Corporation will sell all of its assets to Exelon Business Services Company (“Exelon BSC”), change its name, and remain as a non-energy subsidiary. Exelon BSC will be the sole “service company” of Exelon.

Exhibit H-1

     Exelon and PSEG have proposed a plan to mitigate any generation market concentration concerns resulting from the Merger, which calls for Exelon to divest certain generation capacity. The sale of this generating capacity will occur as soon as possible within 18 months following close of the Merger. Approval of the Commission will be required for the disposition of this generation capacity because, as a result of the Exelon Generation Restructuring, this generation capacity will be owned by Exelon Generation, a public utility under the Act. The disposition of generation capacity owed by Exelon Generation is referred to as the “Generation Divestiture.”

     In addition to authorization of the Merger, the Exelon Generation Restructuring, and the Generation Divestiture, Applicants are requesting certain related approvals, including:

1. Authorizations related to service company and other affiliate transactions.

2. Issuance by Exelon of common stock in connection with the Merger and employee and director compensation plans.

3. Authorization to the extent required of the consolidation (or replacement in lieu of consolidation) of existing indebtedness and obligations of PSEG and its subsidiaries as obligations of Exelon or its subsidiaries as a result of the Merger.

4. Necessary modifications to Exelon’s existing omnibus financing authority granted by order of April 1, 2004 in Holding Company Act Release No. 27830.

     The filing and any amendments thereto are available for public inspection through the Commission’s Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ___, 2005 to the Secretary, Securities and Exchange Commission, 450 Fifth St., N.W., Washington, D.C. 20549.